FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
328 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE

October 21, 2013

ITEM 3.	NEWS RELEASE

A news release was disseminated on October 21, 2013 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG- NYSE MKT) (“Platinum Group” or the “Company”) announces that drilling on the 87% owned Waterberg Extension Permits has successfully confirmed the extension of the Bushveld Complex and the layered sequence of the F zone rock package for 4.0 km of strike length beyond the previously known northern limits of the Waterberg deposit.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG- NYSE MKT) (“Platinum Group” or the “Company”) announces that drilling on the 87% owned Waterberg Extension Permits has successfully confirmed the extension of the Bushveld Complex and the layered sequence of the F zone rock package for 4.0 km of strike length beyond the previously known northern limits of the Waterberg deposit.

Sulphide mineralization consistent with the style and content of the Super F part of the known Waterberg deposit has been confirmed in drill hole WE-02 from a depth of 627-669 meters for an approximate true thickness of 40 meters and the drill hole is still in mineralization. This hole is located 1.4 km north of the 17.5 million inferred ounce Waterberg deposit. The resource estimate for the Waterberg deposit was updated by Coffey on September 3, 2013 and was calculated using 111 bore holes with a total of 301 pierce points, including deflections (167 Million tonnes grading 3.26 grams per tonne of platinum, palladium and gold with significant copper and nickel credits, Ken Lomberg QP Sept 3, 2013, See Report www.sedar.com).

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Holes WE 01, 02 03, 04 have all intersected the Bushveld rocks as expected and have intersected layering including the distinctive olivine rich layer at the top of the F Zone. Hole WE 06 is in the rock that overlies the Bushveld in this region. The northern most confirmation of the Bushveld Complex is now at 4.0 km beyond the previously known position. All of these holes are continuing towards the base of the F Zone where the deposit model predicts sulphide mineralization should be present. On the known deposit area the F zone is located consistently near the floor of the Bushveld Complex and is associated with olivine rich rocks with an average thickness of 3m to 30m.

Hole WE 5 located 5.4 km north of the known deposit is interpreted to be just eastward, beyond the Bushveld Complex subcrop position. A follow-up hole is planned to the west at this location.

Geophysical modeling has been effective in mapping the position of the Bushveld complex onto the area of the Waterberg extension licenses. Further drilling is planned along strike to the north from the current drill locations in the weeks ahead.

WBJV Project 1 Update

On October 18, 2013 Wesizwe Platinum elected to not fund a cash call for a unanimously approved budget for the WBJV Project 1 Platinum Mine. At present Platinum Group is continuing with construction at the WBJV Project 1 with current contractors and will moderate any new contracts. Please refer to all the cautions in the Company’s October 18, 2013 Press Release. The Company has initiated discussions with qualified empowerment groups for investment into the WBJV Project 1 as a replacement for Wesizwe as their interest dilutes. The Maseve operating company shareholders agreement between Wesizwe and the Company includes a dilution formula that the Company plans to apply. The Company has also updated senior officials of the South African Department of Minerals Resources on Wesizwe’s decision.

Qualified Person, Quality Control and Assurance

The non-independent qualified person for the technical data in this Press Release is R. Michael Jones, P.Eng. He has relevant experience in precious metals and PGM evaluations and has verified the data by reviewing the detailed assay and geological information on the Waterberg deposit and visiting the site and core yard many times since 2011 including in September 2013 and on October 20 2013. He has verified the new technical data here by personally inspecting the core and visiting the bore hole sites reported and comparing the core to Waterberg deposit intersections. Until properly assayed by a laboratory there can be no assurance that PGM’s will be present in the WE (Waterberg Extension) drill holes. Assays are expected in approximately two weeks. As a result of the regular nature of the Waterberg layers and the obvious presence of sulphides the geological data presented here is press released.

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On behalf of the Board of
Platinum Group Metals Ltd.
“R. Michael Jones”
President and CEO

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the Company’s plans to complete further drilling, the possibility of qualified empowerment partners investing in the WBJV Project 1 Platinum Mine and the outcome of further developments with regard to Wesizwe. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located;, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

Cautionary Note to U.S. Investors Regarding Estimates of Inferred Mineral Resources

This press release uses the terms “inferred mineral resources.” We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

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ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.	OMITTED INFORMATION

N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

October 21, 2013

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